                                                                                                             EXHIBIT 12 (A)

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                                          PUBLIC SERVICE ELECTRIC AND GAS COMPANY
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                                    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                                                  12 Months
                                                                                                                    Ended
                                                                YEARS ENDED DECEMBER 31,                          March 31,
                                           -----------  ------------  -------------  ------------  ------------   ----------
                                              1994         1995           1996          1997          1998          1999
                                           -----------  ------------  -------------  ------------  ------------   ----------
Earnings as Defined in Regulation S-K (A):

Net Income                                       $659          $617           $535          $528          $604         $616
Income Taxes (B)                                  302           326            268           286           406          421
Fixed Charges                                     408           419            438           450           446          443
                                           -----------  ------------  -------------  ------------  ------------  -----------
Earnings                                       $1,369        $1,362         $1,241        $1,264        $1,456       $1,480
                                           ===========  ============  =============  ============  ============  ===========

Fixed Charges as Defined in Regulation
  S-K (C):

Total Interest Expense                           $396          $407           $399          $395          $390         $387
Interest Factor in Rentals                         12            12             11            11            11           11
Subsidiaries' Preferred Securities
    Dividend Requirements                         --            --              28            44            45           45
                                           -----------  ------------  -------------  ------------  ------------   ----------
Total Fixed Charges                              $408          $419           $438          $450          $446         $443
                                           ===========  ============  =============  ============  ============  ===========
Ratio of Earnings to Fixed Charges               3.35          3.25           2.83          2.81          3.27         3.34
                                           ===========  ============  =============  ============  ============  ===========

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)  Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.